SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

An annual Meeting of the shareholders of Robomatix Technologies Ltd., an Israeli company (the “Company”) was held at the offices of Yigal Arnon & Co. 1 Azrieli Center, 46th Floor, Tel Aviv on Monday, May 24, at 11:00 A.M. (Israel time) (the “Meeting”). At the Meeting, the following items proposed by the Company were approved by the requisite vote of shareholders.

1.     To elect Zvi Barinboim, Ariel Levy and Yitzhak Oz as directors for the coming year.

2.     To re-elect, for a second term, Nir Reshef and Ruth Breger as outside directors of the Company.

3.     To appoint Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu as the independent public accountants of the Company for the year ending December 31, 2003 and the year ending December 31, 2004, and to authorize the Board of Directors to fix their remuneration.

4.     To grant to each of Ariel Levy and Yitzhak Oz, directors of the Company, options to purchase 60,000 Ordinary Shares of the Company, par value NIS 1.46 each, to vest in three equal installments over a period of three years, commencing as of the date of the Meeting, at an exercise price per share of $0.40.

5.     To receive Management’s report on the business of the Company for the year ended December 31, 2002 and to receive the Company’s Consolidated Balance Sheets at December 31, 2002 and the Consolidated Statements of Income for the year then ended.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. BY: /S/ Zvika Barinboim —————————————— Zvika Barinboim Chairman of the Board of Directors

      Date: June 6, 2004